Biofrontera AG

WKN: 604611 **ISIN:** DE0006046113 **Land:** Deutschland

Nachricht vom 31.07.2019 | 10:00

Biofrontera AG: Release according to Article 41 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Biofrontera AG / Total Voting Rights Announcement

31.07.2019 / 10:00
Total Voting Rights Announcement transmitted by DGAP - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Publication of total number of voting rights

1. Details of issuer

Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany

2. Type of capital measure

	Type of capital measure	Date of status / date of effect
X	**Conditional capital increase** (Sec. 41 para. 2 WpHG)	31. Juli 2019
	Other capital measure (Sec. 41 para. 1 WpHG)	

3. New total number of voting rights:

44757015

31.07.2019 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.
Archive at www.dgap.de

Language: English
Company: Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet: www.biofrontera.com

End of News DGAP News Service